

May 11, 2023

Kin Chung Chan
Chairman and Chief Executive Officer
Reitar Logtech Holdings Ltd
c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong

> **Re: Reitar Logtech Holdings Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted April 24, 2023**
> **CIK No. 0001951229**

Dear Kin Chung Chan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 23, 2023 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Risk Factors
"We have identified certain areas of inadequacy in our internal control over financial reporting...", page 28

1. We note your response to comment 3 and revised disclosure here and on page 74. Please explain to us your basis for re-categorizing the identified deficiencies in internal control over financial reporting from "material weaknesses" to "certain areas of inadequacy."

Reitar Capital Partners Limited
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies and Practices
Revenue Recognition, page F-35

2.   We note your revised disclosure in response to comment 5. Please revise further to explicitly state that you record the utility fees passed through you from tenants to lessors on a net basis with no related amounts reflected on your income statements.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information
Note 1 - Pro forma adjustments, page F-49

3.   We note your response to our comment 7 and your revisions to your filing. Specifically, you state that the carrying amounts of right-of-use assets and operating lease liabilities are approximate to their respective fair values because it is discounted using an appropriate interest rate. Please clarify how you determined such items are discounted using an appropriate interest rate. In this regard, please clarify how you determined that the interest rate is unchanged from when such items were initially recorded by Reitar Capital Partners Limited. Your response should address, but not be limited to, any changes in external interest rates.

      You may contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Real Estate & Construction

cc: William Ho, Esq.